SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

# FORM 8-K

## CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
**May 3, 2005**

# SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

| **Delaware** | **1-8183** | **75-1670945** |
|---|---|---|
| (State of Incorporation) | (Commission File No.) | (IRS Employer Identification No.) |

**P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana  46528**
(Address of principal executive offices) (Zip Code)

**Registrant's telephone number, including area code: - (574) 642-3070**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 2 - Financial Information**

**Item 2.02 Results of Operations and Financial Condition.**

**Section 7 - Regulation FD**

**Item 7.01      Regulation FD Disclosure.**

The following information is furnished pursuant to Item 2.02, "Results of Operations and Financial Condition" and Item 7.01, "Regulation FD Disclosure."

On April 28, 2005, Supreme Industries, Inc. issued a press release reporting results for the fiscal quarter ended March 26, 2005.  The full text of the press release is set forth in Exhibit 99.1 hereto.

**Section 9 - Financial Statements and Exhibits**

**Item 9.01      Financial Statements and Exhibits.**

    c.      Exhibits

 99.1          Press release dated April 28, 2005, reporting results for the fiscal quarter ended March 26, 2005.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**SUPREME INDUSTRIES, INC.**

Dated:  May 3, 2005                    BY:  /s/ Robert W. Wilson
                                       Robert W. Wilson
                                       Executive Vice President, Treasurer, Chief
                                       Financial Officer and Director (Principal
                                       Financial and Accounting Officer)

                                       (Signing on behalf of the Registrant and as
                                       Principal Financial Officer)

**EXHIBIT INDEX**

99.1          Press release dated April 28, 2005, reporting results for the fiscal quarter ended March 26, 2005.

Exhibit 99.1

# SUPREME INDUSTRIES, INC.

**For Immediate Release**

Contact:     Robert W. Wilson
             Executive Vice President
             (574) 642-4888


**Supreme Industries Reports Strong First-Quarter Revenues and Earnings**
**Revenues Increase 23 Percent and Diluted Earnings Per Share Increase 213 Percent**
**over Q1 2004**


**GOSHEN, Ind., April 28, 2005 --   Supreme Industries, Inc. --   (AMEX:STS)**, a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced financial results for the 2005 first quarter ended March 26, 2005.

Bob Wilson, Executive Vice President and Chief Financial Officer, stated, "Strong economic conditions in the commercial truck and transportation industries coupled with the effect of the price increases we implemented throughout 2004 produced higher revenues and earnings in the first quarter of 2005.  The majority of the increase in net sales was attributable to higher fleet revenues, which are expected to continue through the second quarter.  Supreme recorded revenues of $90.5 million for the 2005 first quarter compared to $73.6 million for the same period last year, an increase of 23 percent."

Net income for the first quarter of 2005 was $3.1 million, or $0.25 per diluted share, compared to $1.0 million, or $0.08 per diluted share, in the first quarter of 2004.  Gross profit as a percentage of net sales was 12.9 percent for the quarter ended March 26, 2005, an increase of 3.2 percentage points from 9.7 percent for the quarter ended March 27, 2004.  Gross profit improvement in the quarter can be attributed to the series of price increases the Company implemented throughout 2004, as well as cost stabilization for the majority of the raw materials used in the production of Supreme's products.  However, the Company continues to experience increases in raw material costs of resin, gelcoats and laminated hardwood flooring.

Interest expense increased to $0.49 million in the first quarter of 2005 from $0.19 million in the same period of 2004 due to increased borrowings resulting from higher inventory levels and receivables and rising interest rates.  Selling, general and administrative expenses as a percentage of net sales declined to 7.2 percent in the first quarter of 2005 from 7.4 percent in the prior-year period due to increased revenues and the relatively fixed nature of these expenses.


*-more-*


Stockholders' equity totaled $70.8 million, or $5.78 per share, at March 26, 2005.  Higher inventories to support a strong backlog, as well as higher receivables due to greater sales levels, increased working capital to $67.7 million at March 26, 2005 as compared to $50.9 million at December 25, 2004.

Wilson continued, "First-quarter results demonstrate that Supreme is moving toward achieving its primary financial objective of 2005, which was to improve gross margin by two percentage points over the 10 percent level achieved in 2004.  With a strong sales backlog of $86 million at the end of the first quarter, we are now focusing our attention to revenues for the second half of 2005.

"Direct labor as a percentage of net sales also benefited from the increased revenues and the production of standardized fleet units.  However, as fleet contracts are completed and future revenues reflect a greater percentage of customized non-fleet units, labor costs are expected to rise.

"The competitive landscape remains challenging," Wilson concluded, "and the significant price increases implemented throughout last year and on January 1 of this year could negatively impact second-half revenues.  Despite these challenges, Supreme remains committed to achieving improved profitability over 2004."

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern Time at www.supremeind.com.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses.  The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

*This report contains forward-looking statements, other than historical facts, which reflect the view of the Company's management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current views of the Company s management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.*

***Financial Tables Follow...***

***-more-***

**Supreme Industries, Inc. and Subsidiaries**
**Consolidated Statements of Income (Unaudited)**

| | Three Months Ended | |
| --- | --- | --- |
| | **March 26, 2005** | **March 27, 2004** |
| **Revenue:** | | |
| Net sales | $90,322,304 | $73,481,105 |
| Other income | 161,304 | 83,362 |
| | 90,483,608 | 73,564,467 |
| **Costs and expenses:** | | |
| Cost of sales | 78,696,536 | 66,330,489 |
| Selling, general and administrative | 6,458,082 | 5,439,294 |
| Interest | 488,646 | 191,915 |
| | 85,643,264 | 71,961,698 |
| **Income before income taxes** | 4,840,344 | 1,602,769 |
| **Income taxes** | 1,746,000 | 613,000 |
| **Net income** | $3,094,344 | $989,769 |
| **Earnings per share:** | | |
| Basic | $.25 | $.08 |
| Diluted | .25 | .08 |
| **Shares used in the computation of earnings per share:** | | |
| Basic | 12,184,495 | 12,030,316 |
| Diluted | 12,535,450 | 12,485,701 |
| **Cash dividend per share** | $.035 | $.03 |

*-more-*

**Supreme Industries, Inc. and Subsidiaries**
**Consolidated Balance Sheets**

|  | March 26, 2005 (Unaudited) | December 25, 2004 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets | $96,754,148 | $80,680,035 |
| Property, plant and equipment, net | 47,829,456 | 47,190,964 |
| Intangible assets, net | 752,195 | 765,080 |
| Other assets | 547,243 | 560,540 |
| **Total assets** | $145,883,042 | $129,196,619 |
| **Liabilities** | | |
| Current liabilities | $29,093,118 | $29,781,764 |
| Long-term debt | 42,939,008 | 28,766,667 |
| Deferred income taxes | 3,085,179 | 3,085,179 |
| **Total liabilities** | 75,117,305 | 61,633,610 |
| **Total stockholders' equity** | 70,765,737 | 67,563,009 |
| **Total liabilities and stockholders' equity** | $145,883,042 | $129,196,619 |